Contact

www.linkedin.com/in/joel-stanley-2885116b (LinkedIn)

Joel Stanley

Chief Executive Officer at AJNA BioSciences
Denver, Colorado, United States

Summary

We come armed with a deep understanding of the science in nature and a strong desire to fearlessly explore uncharted territories. Our field is the healing power of botanics and our purpose is to serve and better the planet through them. Through this new truth, we hope to pioneer a better future.

Experience

AJNA BioSciences

Chief Executive Officer
June 2020 - Present (4 years 11 months)
Denver, Colorado, United States

Stanley Brothers

Member Board Of Directors
May 2009 - Present (16 years)

Charlotte's Web

11 years 11 months

Chairman
May 2009 - March 2021 (11 years 11 months)
Boulder, Colorado, United States

Chief Executive Officer
May 2009 - May 2018 (9 years 1 month)
Boulder, Colorado, United States